JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATE

ANN COLVILLE MURPHY

April 30, 2007

OVERNIGHT DELIVERY

Gregory Dundas, Esq.

Counsel

Mail Stop 4561

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal
Registration Statement on Form S-4
Filed March 20, 2007
File No. 333-141453

Dear Mr. Dundas:

This letter is written in response to your comment letter dated April 17, 2007, concerning the above captioned filing. In addition to this response letter, Belvedere SoCal will also file an amended S-4 that responds to your comments. Included with this letter please find two marked to show changes copies of that amended S-4. As requested, this letter is keyed to your comment letter and provides a detailed response to your comments.

General

1.	Provide us with any internal information provided by either of the companies to the other company or to a financial advisor for the other company. Disclose any material information and the material assumptions underlying this information or advise us that all the material information is already disclosed in the document. For example, we note the statement at the bottom of page 30 that KBW reviewed “financial information made available by SoCal management, including financial projections.”

Gregory Dundas, Esq.

April 30, 2007

The various internal information provided by SoCal to Professional Business Bank can be found in the supplemental materials included with this response. We believe that the S-4 provides adequate disclosure concerning the material business assumptions underlying the transaction.

2.	Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

The various presentations made by KBW to the Professional Business Bank board of directors can be found in the supplemental materials included with this response.

Cover Page / Shareholder letter

3.	If possible, please revise the first paragraph to state how many warrants each shareholder will receive per share.

We have added an estimation of the number of warrants a shareholder would receive to the cover page.

4.	Please revise to disclose the company’s plans to have its shares quoted on the OTC Bulletin Board.

We have added the requested disclosure to the cover page.

5.	The purpose of the page following the Notice of Special Meeting is not clear. The prospectus must have a single cover page and include the information required by Item 501 of Regulation S-K or S-B. Please delete this page, revise it to use it as a cover page for the Prospectus or explain to us why it is essential.

We have deleted the page.

Questions and Answers... page iii

6.	Revise to add a Q&A for dissenters’ rights and include therein the procedures required to perfect holders’ dissenters’ rights.

We have added a question/answer concerning dissenters’ rights on page iv.

Summary, page 1

7.	Revise the last paragraph on page 2 to also disclose the net income and shareholders’ equity for the same periods.

The net income and shareholders’ equity amounts have been added on page 3.

8.

We note your disclosure on page two that following the merger and assuming that all of Professional Business Bank’s current stock options are exchanged for SoCal options, the Fund will beneficially own 51 % of SoCal, Please revise to also disclose the beneficial

Gregory Dundas, Esq.

April 30, 2007

ownership percentage by the Fund assuming that all warrants issued by SoCal are exercised. Please similarly revise your risk factors on page 15 regarding concentrated ownership and beneficial ownership by the Fund.

We have added a descriptive paragraph on page 2 concerning the possible variations in ownership occasioned by the stock options and the warrants and included a table providing a range of ownership based on certain exercise assumptions. We have also added similar disclosure on page 40. In those places where we had previously stated a percentage, we have changed the disclosure to the effect that the Fund will own not less than a majority of the stock.

Information about the Business Plan..., page 3

9.	Revise the first paragraph to either add a cross-reference to a more complete discussion or add disclosure regarding the “management agreement” to explain what the “certain services” are, who performs those services currently and the estimated annual expense under the “management agreement.”

We believe that there is already a cross reference at the appropriate point. We have expanded the disclosure of the management agreement on page 43.

10.	Revise to add a risk factor for the “organic growth plan to result in yearly losses” as explained in the narrative of the first bullet.

We believe that the risk factor on page 21 already addresses this concern. However, we have also an expanded risk factor on page 17 which discusses the impact of various factors on the anticipated yearly losses. Further, we have added a pro forma balance sheets and income statement which further highlight the impact of some of these factors on the profitability of the consolidated entity.

11.	Revise the second bullet to clarify that there are no plans, arrangements, or understanding to make any acquisitions.

We have revised the bullet point as requested.

Warrants, page 4

12.	Revise to explain how the warrants will be distributed, In this regard, we note that 6% will be issued to existing SoCal holders and 2% will be issued to Professional holders who receive SoCal shares. Since this means one warrant will be issued for approximately every 16 shares of SoCal and one warrant will be issued for every 50 shares of new SoCal shares, how is this mechanically accomplished? In addition, provide an example herein to illustrate how this will be done.

We have added disclosure on page 4 concerning cash in lieu of fractional warrants and added an example.

Gregory Dundas, Esq.

April 30, 2007

Tax Effects of the Transaction, page 4

13.	Please revise this section to specifically identify the opining tax counsel and the nature/content of counsel’s opinion.

The tax counsel has been identified on page 4.

14.	Please revise the final statement of this section to state that shareholders are encouraged to consult their tax advisor about the “specific” tax consequences of the merger to them.

We have added the requested disclosure on page 5.

Professional Business Bank Shareholders Should Make a Timely Election, page 5

15.	Please revise to disclose when and how shareholders will be able to make their election.

We have added a sentence making the requested disclosure on page 5.

16.	Since it is unlikely that shareholders in the aggregate will elect to receive exactly 47.5% of the total consideration in the form of SoCal common stock, it appears unlikely that many shareholders will receive exactly the type of consideration they elect. Please revise to clarify this in the Summary, in the Risk Factor on page 15, and elsewhere in the document as necessary.

We have added the requested disclosure on page 6 and made corresponding changes in other places in the document.

17.

We note that investors will be given the opportunity to elect cash, shares or a combination of cash and shares sometime after their decision regarding the approval of the merger. It is unclear how much time may elapse between shareholders’ decision regarding their vote on the merger and their election decision. Please provide your analysis regarding your election of consideration procedures, in the event that shareholders might make their election a considerable time after they have cast their votes on the merger, comply with the requirements of the Williams Act. In particular, please supplementally advise the staff whether you intend to provide shareholders with an updated prospectus or to otherwise comply with Regulation 14d of the Exchange Act. Please refer to Commission Release 33-5927 and the request of no-action relief Dauphin Deposit Corporation, made available February 7, 1983.

We currently anticipate that a second mailing to the shareholder, including the transmittal and election documents, will follow within approximately one week from the mailing of the proxy materials. Thus, the voting and the election functions should occur relatively simultaneous. In previous discussions with Staff on this point in connection with previous S-4s involving cash/stock elections, we have been led to believe that the Staff will interpose no objection if the vote and the election occur relatively simultaneous.

Gregory Dundas, Esq.

April 30, 2007

Accounting Treatment, page 6

18.	Please revise to disclose the accounting acquirer, basis for the conclusion, and impact of that determination upon how you will record the merger transaction. Please similarly revise your disclosure regarding the accounting treatment on page 47.

We have added the requested disclosure on page 6 and made a corresponding change on page 49.

Benefits to Certain Officers..., page 7

19.	Revise the first bullet to disclose the number of options, how many are unvested, and the value to be received (cash or share value less exercise price).

We have added the requested disclosure on page 7.

Termination Fees..., page 8

20.	Please quantify the fees.

We have quantified the fees on page 8.

Transaction Fees..., page 8

21.	Please quantify the fees.

We have quantified the fees on page 8.

Risk Factors, page 14

22.	You detail the significant decrease in SBA loan origination and sale activity since 2005 due to rising interest rates. Include a risk factor discussing how this has impacted your results of operations, specifically your non-interest income as noted on page 78 and in your financial statements.

We have reviewed the disclosure and have made changes to it based on your comments 37 and 38. Please see responses to those comments. We concluded that a risk factor was not required.

SoCal has no Operating History..., page 14

23.	Revise herein or add another risk factor and disclose how much the deal will cost SoCal, i.e., merger costs and $23 per share for the shares to be bought. In addition, explain how it will be financed, how much debt and equity will be added or reduced giving effect to the cashout and any equity or debt to be contributed to the Bank and the resultant impact on such matters as debt load, return on equity, EPS and book value per share.

We have moved a risk factor relating to costs and made it the second risk factor on page 17. We have also expanded its scope by adding the requested disclosures about debt and flow of funds as well as the expected impact on ROE, EPS and book value. Further, we have added a pro forma

Gregory Dundas, Esq.

April 30, 2007

balance sheets and income statement which further highlight the impact of some of these factors on the profitability of the consolidated entity.

After the merger, the Fund...page 15

24.	Please revise the subheading to clarify what is meant by “a significant percentage of our stock.”

In response to your comment 8, we added a table providing SoCal ownership assuming various scenarios. In keeping with this theme, we have changed the language to reflect that their ownership will be not less than a majority.

Professional Business Bank shareholders... page 16

25.	Revise to add disclosure of the dilution assuming all warrants are exercised. In addition, disclose the estimated pre-merger and post-merger book value per share.

We have made the requested disclosures on pages 19 and 20.

SoCal expects to incur significant costs associated with the merger, page 16

26.	Please revise your risk factor and your disclosure regarding the treatment of stock options on page 51, to quantify your estimate of expenses to be incurred due to accelerated vesting of Professional Business Bank options and the exchange of unexercised Professional Business Bank options for SoCal options. Please provide us with your supporting calculations and assumptions.

We have not revised our risk factor and disclosure regarding the treatment of stock options to quantify our estimate of expenses to be incurred due to accelerated vesting of PBB options and the exchange of unexercised PBB options for SoCal options. Under terms of the PBB 2001 Incentive and Nonqualified Stock Option Plan, the stock options of PBB will not accelerate until the transaction is consummated and all outstanding options will be exchanged for fully vested stock options of SoCal. As a result, the fair value of the vested SoCal stock options will be included in the purchase price and become a component of the goodwill recorded in the transaction. The fair value of the vested SoCal options is estimated to be $3,165,000 and was calculated using a Black-Scholes model using the following assumptions:

•	Stock price at date of issuance – $23.00 (price paid to PBB shareholders)
•	Exercise price – based on the exercise price of the original PBB stock options adjusted for the exchange ratio of .87 of a share of SoCal for each PBB share.
•	Term – based on one half of the remaining contractual term of the original PBB options (2.4 to 4.9 years)
•	Discount rate – based on the risk free rate for treasuries with the same term as the option (4.38% to 4.40%)
•	Volatility – based on volatility used in PBB Black-Scholes assumptions for the year ended December 31, 2006.

Gregory Dundas, Esq.

April 30, 2007

Future issuances... page 19

27.	Revise to disclose the tradability of shares acquired by exercise of the warrants.

We have added the disclosure on page 22.

Adjournments, page 26

28.	Revise to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

We have added the disclosure on page 28.

Background of the Merger, page 27

29.	If material, please revise to discuss the role of the warrants in the negotiation of the terms of the merger.

We have added disclosure on page 31.

30.	Please confirm to us that, beginning approximately October 2, 2006, KBW represented only Professional Business Bank in the negotiations and did not represent the Fund.

KBW has indicated to us that they only represented Professional Business Bank after October 2, 2006 and not the Fund.

Recommendation of and Factors Considered by..., page 28

31.	Revise to name the financial and legal advisors.

We have added disclosure on page 32.

32.	At the bottom of page 29 you state that the board determined to support the merger agreement “by majority vote.” Please clarify the extent to which members of the board did not vote in favor of the merger.

We have added clarifying disclosure on page 33.

Opinion of Professional Business Bank’s Financial Advisor, page 30

33.	Disclose any association between Professional Business Bank and KBW within the past two years for which the financial advisors received remuneration, including the amount of the remuneration., Supplemental advise as to its relationship and fees earned from SoCal and its affiliates during the last 2 years.

KBW has advised us that it has never received any compensation from Professional Business Bank except in connection with this transaction. Additionally, we have been advised that it has not earned any fees or compensation from SoCal or its affiliates in the last two years.

Gregory Dundas, Esq.

April 30, 2007

Dissenter’s Rights, page 47

34.	Please clarify whether the failure to vote against the proposal will constitute a waiver of appraisal rights. Refer to Instruction 1 to Item 3 of Schedule 14A.

We have added disclosure on page 50.

SOCAL STOCK, page 59

35.	Revise to explain how the 1,000 shares outstanding will be converted to represent ownership of 51% of the post-merger entity.

We have added disclosure on page 59.

Management After the Merger, page 89

36.	Please disclose the information required under Item 18(a)(7)(ii) and (iii) of Form S-4, regarding executive compensation and related transactions.

We have clarified and augmented some of the disclosures on pages 87 and 89.

Based on Item J(4) of the Manual of Publicly Available Telephone Interpretations, which provides that the surviving company in a merger need not report on compensation paid by predecessor corporations that disappeared in the merger, and our informal conversations with the various members of the staff, including Charles Kwon with whom we spoke on February 26, 2007, we do not believe that any additional disclosure is required pursuant to Item 402 of Regulation S-K because SoCal is a newly formed company that has not paid any compensation to any person who will serve as a director or an executive officer of SoCal. In addition, SoCal has not adopted any executive compensation programs. While not required by Item 402 of Regulation S-K, we have disclosed certain matters relating to Professional Business Bank’s compensation program because we believe that such program will be similar to the one adopted by SoCal.

Professional Business Bank Management’s Discussion and Analysis

Noninterest Income, page 78

37.	We note your disclosure regarding the decrease in gains on sale of the guaranteed portion of SBA 7A loans during the periods presented. Please revise to quantify the volume of loan sales of this type of loan for each period presented.

We have added disclosure on page 77.

38.	We note your disclosure that noninterest income includes income related to SBA packaging and referral fee income. Please revise to describe your SBA packaging and referral activities and explain why you had an increase in this type of income when there was lessened demand for the purchase of the guaranteed portion of SBA 7A loans.

Gregory Dundas, Esq.

April 30, 2007

Quantify the volume of SBA packaging and referral activities and the related income for each period presented.

We have added disclosure on page 77.

Nonperforming assets, page 82

39.	We note your disclosure that Professional Business Bank has had no significant nonaccrual loans and has experienced no loan losses since its inception in 2001. Please revise to quantify the amount of loans that are past due 90 days or more but still accruing and any potential problem loans for the periods presented. Refer to Item HI(C) of Industry Guide 3.

We have added disclosure on page 81.

40.	We note your disclosure regarding your participation in the California Pollution Control Financial Authority (“CalCAP”) program to originate loans to qualified small businesses. Please tell us the following with respect to the bank’s participation in this program:

•	how the amounts contributed by the bank are determined;
•	when the funds are contributed to the loss reserve account, such as when the loan is originated or periodically over the life of the loan;
•	whether the bank’s potential credit losses are limited to the amount contributed to the loss reserve account;
•	how credit losses are shared between the bank and CalCAP;
•	how the contributions to the loss reserve account by CalCAP are factored into the pricing and terms of the loans when originated;
•	whether you receive interest on the interest-bearing demand account used as the loss reserve account;
•	your basis for expensing the contributions to the loss reserve account, citing the specific authoritative guidance upon which you rely; and
•	your basis for reporting the contributions as noninterest expense, citing the specific authoritative guidance upon which you rely.

Please see the supplemental material included with this response letter.

Provision and Allowance for Loan Losses, page 83

41.	Please revise to clearly describe how changes in asset quality and other factors impacted your determination of the amount of the allowance and provision for credit losses for each period presented. Describe the underlying reasons why the allowance as a percentage of total loans decreased significantly at December 31, 2006 compared to December 31, 2005.

We have added disclosure on page 82.

Gregory Dundas, Esq.

April 30, 2007

42.	In light of the significance of the unallocated portion of your allowance for loan losses, please revise to provide a more robust discussion clearly describing how you determine this element of your allowance. Describe the specific factors considered and changes in those factors that resulted in the increase in the unallocated portion relative to the total allowance.

We have added disclosure on pages 82.

Funding, page 85

43.	We note your disclosure on page F-18 that at December 31, 2006, 26 depositors comprised 37% of total deposits. Please revise to disclose this concentration and the related risks in your discussion and analysis regarding funding and liquidity

We have added disclosure on page 84.

Management after the Merger, page 89

44.	Revise to add the age and clarify where each person has been employed during the last 5 years as well as for the executive officers listed on page 91.

There are place holders for the respective ages. We have clarified the periods of employment over the last five years.

Professional Business Bank Consolidated Financial Statements

General

45.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

We hope to mail before the time for any updating would be required. We have added a Recent Developments disclosure on page 15.

Note C - Loans, page F-14

46.	We note your disclosure on page F-15 regarding SBA loans originated for sale to institutional investors. Please tell us how you present the related cash flows for the origination and sales on your Statements of Cash Flows. Describe for us any other types of loans that you typically originate with the intent to sale. Refer to paragraph 9 of SFAS 102.

We have clarified the note. Please also see the supplemental material included with this response letter.

Note G - Income Taxes, page F-18

47.

We note your disclosure on page F-19 that the valuation allowance was established because the bank has not reported earnings sufficient enough to support the full recognition of the deferred tax assets. Please provide us with your comprehensive

Gregory Dundas, Esq.

April 30, 2007

analysis describing how you determined the amount of deferred tax asset that was more likely than not realizable at December 31, 2005 and 2006. In your analysis please provide us with your supporting calculations and specifically address the positive and negative indicators outlined in paragraphs 20 - 25 of SFAS 109.

Please see the supplemental material included with this response letter.

Item 21. Exhibits and Financial Statement Schedules (a) Exhibits

48.	Please include an updated consent from your independent accountants in your next amendment.

An updated consent is included.

Appendices

49.	Revise to paginate the Appendices by using A-l, A-2, B-l, B-2, C-l, C-2, etc.

We have made the requested changes.

Exhibit 5.1

50.	Please obtain a revised legality opinion from counsel, stating that the warrants being registered will be “binding obligations” of the company.

A revised opinion is included in the filing.

***********

We believe the enclosures to this letter and the amended S-4 adequately address your comments. I would be happy to discuss further with you any of the revisions made to the S-$ or any other response we have given. We look forward to the completion of the Commission’s review of this amendment to the S-4.

Very truly yours,

John F. Stuart

of REITNER, STUART & MOORE

john@reitnerandstuart.com

JFS:lw

encl.